December 20, 2004

Paul M. Bouthilet
3540 Fayette Lane
Green Bay, WI 54311

Dear Paul:

It is with great pleasure that I confirm with you our offer of employment with Badger Paper Mills, Inc. We feel confident in your ability to fulfill all the requirements associated with this position and look forward to you joining the Badger organization.

The employment offer is as follows:

1.	Your position with the Company will be Vice President, Chief Financial Officer, Secretary and Treasurer, and you will report to Ron Swanson, President/Chief Executive Officer.

2.	Your starting exempt salary as a permanent employee will be at the rate of $11,250.00 per month. A permanent classification does not affect your at-will status. Enclosed is a copy of our Salaried “At-Will” Policy.

3.	Bonus is based on profitability of Badger. As an example $3 million equates to $16,000 bonus.

4.	You will participate in the Executive Management Stock Option Plan. The initial options granted will be 2,000 shares. Details of the plan will be provided for you in a separate letter.

5.	Badger maintains a comprehensive major medical and dental plan. The plan provides coverage effective on the first day following 60 calendar days of continuous active employment. Enclosed is a copy of our current salaried premiums. Summary Plan Descriptions are available upon request, but normally are handed out on the first day following 60 calendar days of continuous active employment.

6.	PROFIT SHARING AND 401(k) PLAN:

The Company has a profit sharing plan which provides a minimum of 4% (but up to a maximum of 10%, based on profits) of your W-2 earnings to be placed in a trust for your retirement. To become eligible, you generally must have 1000 hours of service in a year and be employed on December 31, for a profit sharing contribution.

On the first day following 60 calendar days of continuous active employment, you may also participate in the 401(k) plan. (If you do not work 60 calendar days of continuous active employment, but work at least 1000 hours in 12 months of employment, you also may participate in the 401(k) plan). All details of this plan are contained in the Summary Plan Description. Summary Plan Descriptions are available upon request, but normally are handed out on the first day following 60 calendar days of continuous active employment. This plan allows you to elect to invest from 1% to 65% of your earnings in the 401(k) plan, which is invested in the same investment funds as the profit sharing plan. The Company does not provide any matching funds to the 401(k) plan. Please keep in mind that the IRS limits you to the amount of 401(k) deductions in a year across all qualified plans.

7.	We grant you four (4) weeks vacation for 2005. In addition, we will credit you for fifteen (15) years of prior service to determine eligibility for weeks of vacation. If your employment terminates prior to one year of employment, refer to the Salaried Vacation Policy. Enclosed is a copy of our current salaried vacation policy.

8.	Holidays: The Company recognizes the following as holidays:

New Year’s Day
½Day for Good Friday
Memorial Day
July 4 (plus the day before or
the day after the 4th of July)
Labor Day
Thanksgiving Day
Day After Thanksgiving
December 24 and 25
December 31
Two (2) personal holidays *

NOTE: Permanent employees will be granted paid time off for all company recognized holidays which occur during the normal work week of Monday through Friday. You must be actively employed to receive any holiday pay.

Enclosed is a copy of our current salaried holiday schedule.

* Personal holidays are granted in the following manner: Employees hired before January 1 of any year are granted two (2) personal holidays for the year. Employees hired prior to July 1 are granted one (1) personal holiday for the year. Employees hired after July 1 are not granted personal holidays for that year. Based on this policy, you will receive one (1) personal holiday for 2005, and two (2) personal holidays in subsequent years. Employees who voluntarily or involuntarily terminate employment must take personal holiday time off prior to their last day worked or lose it.

Due to extra holidays falling on Saturday and Sunday in 2005, you will be given twenty-four (24) hours of extra vacation for 2005. The holidays that fall on Saturday and Sunday are Independence Day, Christmas Eve Day, and New Years Eve Day. However, you must be actively employed to receive the extra hours of vacation.

9.	Group term life insurance will be provided at two (2) times base salary and group term accidental death and dismemberment insurance at two (2) times base salary to become effective on the first day following 60 calendar days of continuous active employment. The monthly cost is $1.00. Summary Plan Descriptions are available upon request, but normally are handed out at enrollment.

10.	You would have the option to purchase up to $10,000 of additional life insurance for yourself, spouse or dependent children. The monthly cost for each $1,000 of this additional coverage is $.43 per thousand for the employee, $.26 per thousand for the spouse, and $.12 per thousand for dependent children as a unit.

Additional accidental death and dismemberment insurance may be purchased by you in $1,000 increments up to $10,000 at a monthly rate of $.04 per thousand.

We do have an open enrollment period for the Optional Life and AD&D each April for a June 1 effective date.

11.	Short term disability is available to you as a salaried employee if you become ill and or have a non-work related injury and are unable to work. The Company provides 100% salary continuation for a period not to exceed six (6) months in any given 12 month period of time for all illnesses and or non-work related injuries.

12.	Long-term disability insurance will be provided the first of the month following one year of employment. The Long-Term Disability benefit commences at the conclusion of the Short-Term Disability period. The maximum monthly benefits are listed in the Summary Plan Description. The Summary Plan Description will also provide details on limitations, exclusions, and specific benefits provided by the Long-Term Disability Plan. Summary Plan Descriptions are available upon request, but normally are handed out at enrollment.

13.	The Company maintains an educational expense reimbursement policy, which will reimburse you for the cost of tuition and books incurred for pre-approved classes, which have been successfully completed.

14.	The Company has a Flexible Spending Account to help you save tax dollars by designating part of your income as pre-tax to pay your and your family’s out-of- pocket health care and/or dependent day care expenses. The plan provides coverage effective on the first day following 60 calendar days of continuous active employment. Each year you will be given the opportunity to enroll in the Flexible Spending Accounts, or choose not to participate. Your current election will not automatically renew. You must make a new election each year during the open enrollment period. Participation is optional.

15.	Taxable car allowance of $900.00 per month.

16.	TERMINATION:

A.	At any time during your employment, either party may terminate your employment by providing 30 days’ written notice.

B.	Employer may terminate your employment for cause, defined as:

i.	conviction or guilty plea to an offense involving fraud, embezzlement, theft, dishonesty, or other criminal misconduct against Employer;

ii.	willful, wanton, or grossly negligent misconduct in the course of his employment.

This offer of employment assumes an at-will employment relationship that may be terminated by you or the Company during the course of employment.

The above offer letter of employment is contingent on satisfactorily passing a health screening and a reference check prior to the start date of your employment. Health screening must occur within three weeks before the start date of your employment.

In anticipation of your acceptance, we have enclosed a copy of this offer letter for you to sign (please confirm your start date) and return to us for our files. A self-addressed envelope is enclosed.

Sincerely,
BADGER PAPER MILLS, INC
/s/ Ronald E. Swanson
Ronald E. Swanson
President/Chief Executive Officer

/s/ Paul M. Bouthilet
Paul M. Bouthilet
December 23, 2004
DATE
January 17, 2005
START DATE

Enclosures